SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                (Amendment No. 2)


                   Under the Securities Exchange Act of 1934*

                          Sunesis Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867328 50 2
                                   -----------
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 26928A 20 0                                         Page 2 of 13 pages
---------------------                                  -------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus Equity Partners, L.P.         I.R.S. #13-3986317
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                      (a) [ ]
                                                                      (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER2

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,545,621
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,545,621
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,545,621
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                           [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 26928A 20 0                                         Page 3 of 13 pages
---------------------                                  -------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus & Co.                          I.R.S. #13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                      (a) [ ]
                                                                      (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER2

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,545,621
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,545,621
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,545,621
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                           [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 26928A 20 0                                         Page 4 of 13 pages
---------------------                                  -------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus LLC                            I.R.S. #13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                      (a) [ ]
                                                                      (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER2

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,545,621
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,545,621
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,545,621
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                           [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                  -------------------------
CUSIP No. 26928A 20 0                                         Page 5 of 13 pages
---------------------                                  -------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus Partners LLC                   I.R.S. #13-4069737
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                      (a) [ ]
                                                                      (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER2

                                    -0-
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,545,621
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    -0-
                        ----------- --------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,545,621
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,545,621
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                           [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.2%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP ("WPP LLC"). The holdings of Common Stock of WPEP, WP LLC, WP and WPP LLC include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPEP and WPNEP I, the "Investors"). WPEP, WP, WP LLC, WPP LLC are collectively referred to as the "Warburg Pincus Reporting Persons". This Amendment relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the "Company"). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Persons.

     The Warburg Pincus Reporting Persons are filing this Amendment because they have purchased shares of the Common Stock of the Company in connection with a public offering by the Company pursuant to a prospectus dated May 24, 2007 (the "2007 Prospectus"). Such public offering (the "2007 Public Offering") was consummated on May 30, 2007. As a result of this acquisition, the percentage of shares of the Common

Stock of which the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent.

Item 3.        Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by inserting the following at the end thereof:

          The Investors purchased 677,200 new shares of Common Stock (the "New Shares"). The aggregate purchase price paid by the Investors for the New Shares was $2,999,996. All of the funds required to acquire the New Shares were obtained from the working capital of the Investors.

Item 5.        Interest in Securities of the Issuer.

     Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

          (a) As of May 30, 2007, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 4,545,621 shares of the Common Stock, representing 13.2% of the outstanding Common Stock, based on: the 29,473,297 shares reported by the Company in the 2007 Prospectus as outstanding on March 31, 2007 prior to the 2007 Public Offering, the 4,750,000 shares of Common Stock issued by the Company in connection with the 2007 Public Offering, and the 241,546 shares of Common Stock for which the Warburg Pincus Reporting Persons are entitled to subscribe pursuant to the Common Stock Warrants of the Company dated March 17, 2006.

          (b) Each of the Warburg Pincus Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,545,621 shares of Common Stock it may be deemed to beneficially own.

          The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Persons constitute a person or group.

     The last sentence of Item 5(c) is hereby amended by replacing it in its entirety with the following:

          (c) On May 30, 2007, the Investors purchased 677,200 shares of Common Stock at a purchase price of $4.430 per share in the 2007 Public Offering. The aggregate purchase price paid by the Warburg Pincus Reporting Persons was $2,999,996. No other transactions in the Common Stock were effected during the past sixty days by the Warburg Pincus Reporting Persons or any of the persons set forth on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by inserting the following at the end thereof:

          In connection with the 2007 Public Offering and pursuant to a Lock-up Letter Agreement, dated May 17, 2007, by and among Lehman Brothers Inc., on behalf of Lehman Brothers Inc., Cowen and Company, LLC, and C.E. Unterberg, Towbin, Inc. (the "Underwriters"), and the Investors (the "Lock-up Agreement"), the Investors have agreed that, without the prior written consent of Lehman Brothers Inc., on behalf of the Underwriters, they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of


                               Page 8 of 13 pages

     Common Stock that may be deemed to be beneficially owned by the Investors in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock for a period of 90 days after May 30, 2007. This summary of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, which is attached hereto, as Exhibit G.

Item 7.        Material to Be Filed as Exhibits.

     In addition to the exhibits filed with the original Schedule 13D, the following additional exhibits are filed herewith:

     Exhibit G      Lock-up Agreement, dated May 17, 2007, by and among Lehman
                    Brothers, Inc., on behalf of the Underwriters, and the Investors.


                               Page 9 of 13 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2007                    WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                           By:  Warburg Pincus Partners LLC,
                                                its General Partner

                                                By:  Warburg Pincus & Co.,
                                                     its Managing Member


                                                     By: /s/ Scott A. Arenare
                                                        ------------------------
                                                     Name:   Scott A. Arenare
                                                     Title:  Partner

Dated:  May 30, 2007                    WARBURG PINCUS & CO.


                                        By: /s/ Scott A. Arenare
                                           -------------------------
                                           Name:   Scott A. Arenare
                                           Title:  Partner

Dated:  May 30, 2007                    WARBURG PINCUS LLC


                                        By: /s/ Scott A. Arenare
                                           -------------------------
                                           Name:   Scott A. Arenare
                                           Title:  Managing Director

Dated:  May 30, 2007                    WARBURG PINCUS PARTNERS LLC
                                           By:  Warburg Pincus & Co.,
                                                its Managing Member

                                        By: /s/ Scott A. Arenare
                                           -------------------------
                                           Name:   Scott A. Arenare
                                           Title:  Partner

SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Equity Partners, L.P. ("WPEP") is Warburg Pincus Partners, LLC ("WP Partners LLC"), a direct subsidiary of WP. WPEP, WP Partners LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------



-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH WP, AND POSITIONS

        NAME                           WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Scott A. Arenare           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Mark Colodny               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David A. Coulter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David W. Dorman            Partner of WP; Member and Senior Advisor of WP LLC
-------------------------- -----------------------------------------------------
Michael Graff              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
E. Davisson Hardman        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart J. Hen             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Senior Advisor of WP LLC
-------------------------- -----------------------------------------------------
Julie A. Johnson Staples   Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
Chansoo Joung              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Peter R. Kagan             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Managing General Partner of WP; Managing Member and
                           Co-President of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Krieger              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kevin Kruse                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Managing General Partner of WP; Managing Member and
                           Co-President of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Senior Advisor of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Philip Mintz               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Bilge Ogut                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Michael F. Profenius       Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stan Raatz                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Justin Sadrian             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry B. Schacht           Partner of WP; Member and Senior Advisor of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John Shearburn             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Mimi Strouse               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Christopher H. Turner      Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member and Senior Advisor of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
David J. Wenstrup          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rosanne Zimmerman          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Company LLC*
-------------------------- -----------------------------------------------------
WP & Co. Partners, L.P.**
-------------------------- -----------------------------------------------------
Warburg Pincus Principal
Partnership, L.P.***
-------------------------- -----------------------------------------------------
Warburg Pincus Real
Estate Principal
Partnership, L.P.***
-------------------------- -----------------------------------------------------
Warburg Pincus 2006
Limited Partnership***
-------------------------- -----------------------------------------------------


--------------------



* New York limited liability company; primary activity is ownership interest in WP and WP LLC

**   New York limited partnership; primary activity is ownership interest in WP

***  Delaware limited partnership; primary activity is ownership interest in WP

                                MEMBERS OF WP LLC
                                -----------------



-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH WP, AND POSITIONS

        NAME                           WITH THE REPORTING ENTITIES
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Julian Cheng (1)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen John Coates (2)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Mark Colodny               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David A. Coulter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David W. Dorman            Member and Senior Advisor of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rajiv Ghatalia (1)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Michael Graff              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
E. Davisson Hardman        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stewart J. Hen             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Senior Advisor of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Julie A. Johnson Staples   Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Chansoo Joung              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (3)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Krieger              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kevin Kruse                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Joseph P. Landy            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Senior Advisor of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeff Leng (1)              Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Li (1)               Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (2)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Niten Malhan (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Philip Mintz               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Bilge Ogut                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Michael F. Profenius       Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Leo Puri (3)               Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Justin Sadrian             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Henry B. Schacht           Member and Senior Advisor of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Joseph C. Schull (4)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
John Shearburn             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Mimi Strouse               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Chang Q. Sun (1)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Christopher H. Turner      Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Simon Turton (2)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member and Senior Advisor of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David J. Wenstrup          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Peter Wilson (2)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeremy S. Young (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rosanne Zimmerman          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Pincus & Company LLC*
-------------------------- -----------------------------------------------------




     (1)  Citizen of Hong Kong
     (2)  Citizen of United Kingdom
     (3)  Citizen of India
     (4)  Citizen of Canada


* New York limited liability company; primary activity is ownership interest in WP and WP LLC





As of May 29, 2007